RENN Fund, Inc.
8080 N. Central Expressway, Suite 210, LB-59
Dallas, TX 75206-1857
Tel: 214-891-8294 Fax: 214-891-8291
www.rencapital.com

July 14, 2015

Securities and Exchange Commission
ATTN: Filings – Form 40-17g
100 F. Street NE
Washington, DC 20549

RE: SEC File No. 811-22299
     Fidelity Bond Modification

Gentlemen:

In accordance with Rule 17g-1 of the Investment Company Act of 1940, the following is enclosed:

1. a copy of the resolution approved by a majority of the members of the Board of Directors of the Fund who are not "interested persons" of the Fund, authorizing the purchase of such bond in the form and amount submitted and the premium and its allocation therefor;
2. a copy of the agreement between the Fund and its Adviser allocating to the Fund 100% of any recovery of claims under the bond; and
3. a copy of the fidelity bond providing RENN Fund, Inc. ("the Fund"), with coverage in the event of larceny or embezzlement.

The premium for such bond has been paid for the period April 29, 2015, to April 29, 2016.

If you have any questions or comments, please call me at 214-891-8176 or email me at LynneMarie@rencapital.com.

Sincerely,

/s/ Lynne Marie Simon

Lynne Marie Simon
Compliance Officer

Enclosures: 3 as noted

RENN Fund, Inc.

BOARD OF DIRECTORS' RESOLUTIONS
REGARDING
RENEWAL OF FIDELITY BOND

Adopted in a Meeting of the Board
APRIL 15, 2015

WHEREAS, RENN Fund, Inc. (the "Fund") has heretofore secured a fidelity bond as required by Rule 17g-1 of the Investment Company Act of 1940, and

WHEREAS, renewal is now required and the Board has made its consideration of the terms proposed there for:

NOW, THEREFORE, BE IT RESOLVED, that a fidelity bond be procured with coverage in the amount of $200,000, which amount equals or exceeds the amount required under Rule 17g-1, for the one-year period from April 29, 2015, to April 29, 2016, such bond to cover actions of the officers and directors of the Fund and actions of the officers, directors, and employees of RENN Capital Group, Inc., investment adviser to the Fund, as they pertain to transactions on behalf of the Fund.

BE IT FURTHER RESOLVED, that the premium in the amount of $1,751 are approved and is to be allocated 100% to the Fund.

BE IT FURTHER RESOLVED, that the Adviser is authorized to take such further or alternative actions as may be required for the completion of the transaction in accordance with the intent of the foregoing.

The undersigned, being all of the members of the Board of Directors who are not "interested persons" of RENN Fund, Inc. (the "Fund"), a Texas corporation, approve the preceding resolutions.

/s/ Ernest C. Hill

_____
Ernest C. Hill

/s/ J. Philip McCormick

_____

/s/ Charles C. Pierce, Jr.

_____
Charles C. Pierce, Jr.


AGREEMENT REGARDING FIDELITY BOND

FOR

RENN FUND, INC.


Pursuant to Section 17g-1 on the Investment Company Act, the undersigned, RENN Fund, Inc. (the "Fund"), and RENN Capital Group, Inc. (the "Adviser"), hereby agree that, whether the fidelity bond is deemed to be an individual bond, a single insured bond, or a joint insured bond, as defined in Section 17g-1, the Fund shall in no event receive coverage of less than one hundred percent (100%) of the minimum amount required of the Fund under Section 17g-1 or such greater amount as it has elected for its coverage.

The Fund will be responsible for the premium for the amount of coverage it elects, and the Fund and the Adviser must agree on the proration of the premium applicable to any additional amounts of coverage. Such proration shall be approved by the Fund's Board of Directors.

AGREED between the parties as of the 15th day of April, 2015.

RENN Capital Group, Inc.   RENN Fund, Inc.

By /s/ Russell Cleveland   By /s/ Russell Cleveland
Russell Cleveland, President   Russell Cleveland, President



GREAT AMERICAN INSURANCE GROUP
Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

FI 70 12 (Ed. 05 12)

Bond No. FS 0335326 03 00
Effective Date of Change 06/19/2015

BOND CHANGES

NAMED INSURED AND ADDRESS: RENN Fund, Inc.
8080 N. Central Expressway
Suite 210 LB 59
Dallas, TX 75206

THIS RIDER CHANGES THE BOND.

PLEASE READ IT CAREFULLY.

AGENT'S NAME AND ADDRESS:
R-T Specialty, LLC
12404 Park Central Dr
Ste 380
Dallas, TX 75251

Insurance is afforded by the Company named below, a Capital Stock Corporation:
Great American Insurance Company

BOND PERIOD: From 04/29/2015 To 04/29/2016
12:01 A.M. Standard Time at the address of the Named Insured

Amend Name

Amend Joint Insured List

FORMS AND RIDERS hereby added:

FI7012 05-12

FORMS AND RIDERS hereby amended:

FI7339 06-14	MEFS1031 03-12	MEFS1032 03-12	MEFS1131 03-11

FORMS AND RIDERS hereby deleted:



GREAT AMERICAN INSURANCE GROUP
Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

SR F9808 (Ed. 08 95)

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS Bond No. FS 0335326 03 00

Item 1. Name of Insured (herein called Insured): RENN Fund, Inc.

Principal Address: 8080 N. Central Expressway
Suite 210 LB 59
Dallas, TX 75206

Item 2. Bond Period from 12:01 a.m. 04/29/2015 to 12:01 a.m. 04/29/2016 the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections **9**, **10** and **12** hereof,

Amount applicable to

	Limit of Liability	Deductible
Insuring Agreement **(A)-Fidelity**	$ 200,000	$ 50,000
Insuring Agreement **(B)-On Premises**	$ 200,000	$ 50,000
Insuring Agreement **(C)-In Transit**	$ 200,000	$ 50,000
Insuring Agreement **(D)-Forgery or Alteration**	$ 200,000	$ 50,000
Insuring Agreement **(E)-Securities**	$ 200,000	$ 50,000
Insuring Agreement **(F)-Counterfeit Currency**	$ 200,000	$ 50,000
Insuring Agreement **(G)-Stop Payment**	$ 200,000	$ 50,000
Insuring Agreement **(H)-Uncollectible Items of Deposit**	$ 200,000	$ 50,000
Insuring Agreement **(I)-Audit Expense**	$ 200,000	$ 50,000
Insuring Agreement **(J)-Telefacsimile Transmissions**	$ 200,000	$ 50,000
Insuring Agreement **(K)-Unauthorized Signatures**	$ 200,000	$ 50,000
Optional Insuring Agreements and Coverages		
Insuring Agreement **(L)-Computer Systems**	$ 225,000	$ 50,000
Insuring Agreement **(M)-Automated Phone Systems**	$ Not Covered	$ N/A

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement **A**. All the Insured's offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows:

N/A

Item 5. The liability of the Underwriter is subject to the terms of the following Riders attached hereto:

See Form FI8801

Item 6. The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s)

FS 0335326 02

such termination or cancellation to be effective as of the time this Bond becomes effective.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

Form No. / Edition	Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
FI7012 05-12	04/29/2015*	Bond Changes	
FI7012 05-12	06/19/2015*	Bond Changes	
MEFS1131 03-11		Investment Company Bond Dec Page	
MEFS1132 03-11		Investment Company Bond	
MEFS1031 03-12		Joint Insured List	1
MEFS1032 03-12		Insuring Agreement L - Computer Systems	2
FI7053 04-13	04/29/2015	Confidential Information And Data Breach Clarifying Rider	3
FI7339 06-14		Virtual Or On-Line Peer To Peer Mediums Of Exchange Exclusion	4
IL7324 08-12		Economic And Trade Sanctions Clause	
IL7268 09-09		In Witness Clause	
* If not at inception			



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER NO. 1

JOINT INSURED LIST

To be attached to and form part of Financial Institution Bond, Standard Form No. Standard Great American Investment Company Bond

Bond No. FS 0335326 03 00

In favor of RENN Fund, Inc.

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached Bond the following:
    RENN Fund, Inc.
    RENN Capital Group. Inc.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 06/19/2015 standard time.



GREATAMERICAN
INSURANCE GROUP

Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER NO. 2

INSURING AGREEMENT (L) - COMPUTER SYSTEMS

To be attached to and form part of Investment Company Bond

Bond No. FS 0335326 03 00

In favor of RENN Fund, Inc.

It is agreed that:

1.   The attached Bond is hereby amended by adding to it an additional **INSURING AGREEMENT** as follows:

INSURING AGREEMENT (L) - COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)   entry of data into, or

(2)   change of data elements or programs within

a Computer System; provided that fraudulent entry or change causes

(a)   Property to be transferred paid or delivered,

(b)   an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)   an unauthorized account or a fictitious account to be debited or credited;

(3)   voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

(i)   cause the Insured or its agent(s) to sustain a loss, and

(ii)   obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit,

(iii)   and further provided such voice instructions or advices:

(a)   were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

(b)   were electronically recorded by the Insured or its agent(s).

(4)   It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone.

The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of   mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2.   As used in this Rider, Computer System means:

   (a) computers with related peripheral components, including storage components, wherever located,

   (b) systems and applications software,

   (c) terminal devices,

   (d) related communication networks or customer communication systems, and

   (e) related Electronic Funds Transfer Systems,

   by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.   In addition to the Exclusions in the attached Bond, the following Exclusions are applicable to this Insuring Agreement:

   (a) loss resulting directly or indirectly from the theft of confidential information, material or data: and

   (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4.   The following portions of the attached Bond are not applicable to this Rider:

   (a) the initial paragraph of the Bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond period."

   (b) **CONDITIONS AND LIMITATIONS - SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY**

   (c) **CONDITIONS AND LIMITATIONS - SECTION 10. LIMIT OF LIABILITY**

5.   The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6.   All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.   The Limit of Liability for the coverage provided by this Rider shall be $225,000.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the Bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the Bond as an entirety:

    (a) 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

    (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

    The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11. **CONDITIONS AND LIMITATIONS - SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS** is amended by adding the following sentence:

    Proof of loss resulting from Voice Instructions or advices covered under this Bond shall include Electronic Recording of such Voice Instructions of advices.

12. Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this Bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

14. This Rider shall become effective as of 12:01 a.m. on 06/19/2015 standard time.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER NO. 4

VIRTUAL OR ON-LINE PEER TO PEER MEDIUMS OF EXCHANGE EXCLUSION

To be attached to and form part of **FINANCIAL INSTITUTION BOND STANDARD FORM NO**. Standard Great American Investment Company Bond,

Bond No. FS 0335326 03 00

In favor of RENN Fund, Inc.

This Rider amends the section entitled **"Exclusions"**:

This bond does not cover:

1.   Loss of virtual or on-line peer to peer mediums of exchange.

2.   Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.   This Rider shall become effective as of 12:01 a.m. on 06/19/2015 standard time.